Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Red Lilly Management, LLC
25913 Blascos
Mission Viejo, CA 92691
https://www.instagram.com/atmland/

Up to $106,998.00 in LLC Units at $6.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Red Lilly Management, LLC
Address: 25913 Blascos, Mission Viejo, CA 92691
State of Incorporation: CA
Date Incorporated: September 28, 2018

Terms:

Equity

Offering Minimum: $9,996.00 | 1,666 shares of LLC Units
Offering Maximum: $106,998.00 | 17,833 shares of LLC Units
Type of Security Offered: LLC Units
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $234.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

If you are a business owner who has a need for any ATM, Cryptocurrency, or Credit Card Machines in our area and you invest in our company we will provide these machines to your business with a higher percentage of payout per transaction.

Our typical merchant for ATM's gets $0.50-$1.00 per transaction.

The Cryptocurrency Machines pay 1% per transaction.

The Credit Card Machines are on a tiered system.

Perks

$500 — If you invest $500, you will receive an ATM Machine of for your company with $1.25 per transaction paid to you.

$750 — If you invest $750, you will receive an ATM Machine of for your company with $1.25 per transaction and a Credit Card Machine with $0.05 more per transaction.

$5,000 — If you invest $5,000, you will receive an ATM Machine of for your company with $1.35 per transaction and a Credit Card Machine with $0.10 more per transaction. We will also provide a Cryptocurrency Machine paying 1.5% per transaction.

$10,000 — If you invest $10,000, you will receive an ATM Machine of for your company with $1.50 per transaction and a Credit Card Machine with $0.15 more per transaction. We will also provide a Cryptocurrency Machine paying 2% per transaction.

$100,000 — If you invest $100,000, you will receive all three types of the machines and Red Lilly will split all transaction fees for you company 50/50. We will also pay you a bonus for every machine location that you refer to us after a 90 day period.

minimum transactions required

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Red Lilly Management, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 LLC Units at $6.00 / unit, you will receive 110 LLC Units, meaning you'll own 110 shares for $600. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Red Lilly Management is a state of the art ATM Company looking to expand. We currently install, maintain, and provide merchant services. We are locally owned and family operated providing the best customer service to ensure no sale is lost to our clients. We started by personally leasing 15 machines and organically grew that to 35. Once we purchased the machines we established Red Lilly Management, LLC. While we provide ATM's we have the capability to provide Merchant Card Services and Crypto Machines.

In 2013 Crystal and Brian were introduced to the ATM industry. They were trained by working with 100 machines with the intent to purchase. The owner of this route decided not to sell but did set up Crystal and Brian with the training and knowledge to start their own route. In 2015 they branched out and decided to personally lease 15 machines which grew to 35 machines. In October 2018 we had the ability to purchase the leased machines and created Red Lilly Management. This has grown organically to 35 machines with a little over 2,000 transactions per month. We have the technology, products, and knowledge to build on our proven expertise.

Competitors and Industry

We have 2 main competitors, the large banks like Wells Fargo or Bank of America or the polar opposite, the garage run business with less than 12 machines. While the larger banks are everywhere they do not provide 24 hour support and the main complaint from clients have been the lack of service when something breaks. The

other side is the garage run business who has a handful of machines. Typically this is a hobby and there is little capability to grow and lack the professional touch in customer service.

Current Stage and Roadmap

We are currently 35 locations with several referrals for new locations and options to purchase routes that have anywhere from 30-100 additional traditional ATM already placed and working. We have a vendor that builds, supplies, and provides support (like our ATM manufacture) for Cryptocurrency ATMs. We have customer interest in cash to Crypto machines which have an industry average of $300/day/machine. As the owner of the machines we will be receiving 7% of the Crypto transactions. This will parallel our ATM business as it is essentially the same concept, just a different machine.

In 2013 Crystal and Brian were introduced to the ATM industry. They were trained by working with 100 machines with the intent to purchase. The owner of this route decided not to sell but did set up Crystal and Brian with the training and knowledge to start their own route. In 2015 they branched out and decided to personally lease 15 machines which grew to 30 machines. In October 2018 we had the ability to purchase the 30 leased machines and created Red Lilly Management. This has grown organically to 35 machines with a little over 2,000 transactions per month. We have the technology, products, and knowledge to build on our proven expertise.

The Team

Managers

Name: Crystal Knight

Crystal Knight's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Member
  Dates of Service: September 28, 2018 - Present
  Responsibilities: Run the Company

Other business experience in the past three years:

- **Employer:** Crystal Knight, Individual
  Title: Lessor
  Dates of Service: September 01, 2015 - September 28, 2018
  Responsibilities: Manage the leased machines

Name: Brian Kendrick

Brian Kendrick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager
  Dates of Service: September 28, 2018 - Present
  Responsibilities: Assist in all aspects of running the company

Other business experience in the past three years:

- **Employer:** Crystal Knight, Individual
  Title: Lessor
  Dates of Service: September 01, 2015 - September 28, 2018
  Responsibilities: Manage the leased ATMs

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Family Run

Red Lilly Management, LLC is family owned and operated. While Crystal Knight is the sole owner she works along side with Brian Kendrick her father.

Cryptocurrency Machines

While the technology currently exists for cryptocurrency machines, it is a newer technology. The manufacture supplies the machines and all tech support to our team. While we are looking at installing new technology we will have an offsite team to help us with any IT support. Some cities are not allowing any crypto machines within their city limits so we will be only installing machines in areas that cities are allowing them.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our members and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Crystal Knight	50,000	LLC Units	51.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 17,833 of LLC Units.

LLC Units

The amount of security authorized is 100,000 with a total of 50,000 outstanding.

Voting Rights

1 vote per unit, on all matters put to vote by the members.

Material Rights

Distributions.

All distributions by the LLC to Members shall be made to the Members in proportion to their ownership of Units.

Mandatory Distributions.

In order to permit Members to pay taxes on their allocable share of the taxable income of the LLC, the Managers shall cause the LLC to distribute, not later than February 28 of each year, an amount equal to the excess, if any, of (i) the product of the taxable income of the LLC determined on a cumulative basis for all years (through and including the immediately preceding tax year) of the LLC multipled by 33.3%, over (ii) all amounts previously distributed pursuant to Section 9.2 of the Operating Agreement. The percentage referred to in clasu (i) above shall be increase (or decreased) from time to time by the increase (or decrease) in the maximum rate of tax imposed in indivudal taxpayers under the Code.

Discretionary Distributions.

To the extent the LLC's cash on hand exceeds its current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves and required distributions under Section 9.2, if any, and subject to Section 9.5 oft he Operating Agreement, the Members may cause the LLC to make distributions.

Right of First Refusal

The LLC is granted right of first refusal, excercisable in connection with any proposed transfer of Units. For this purpose, the term "transfer" shall include any sale, assignment, pledge, encumberance or other disposition for value of the Units intended to be made by a Member other than permitted transfer under Section 10.4 of the Operating Agreement.

Tax Matters

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

See the Operating Agreement attached as Exhibit F to the Form C for a complete set of rights and preferences.

What it means to be a minority holder

As a minority holder of LLC Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.
If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $278,233.00
  Number of Securities Sold: 50,000
  Use of proceeds: We did an initial capitalization which included that $100 which in turn was used for overheads and operating costs to run the business.
  Date: September 28, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
We can continue to operate the machines with the vault cash that we have. The company will not grow but we will be able to manage the clients that we have for a few years.

Foreseeable major expenses based on projections:
We would like to purchase an existing ATM Route and that will be the largest expense. The route we purchase will be inline with the amount capital raised. Route generally range from $150,000-$1MM, we will never overextend to purchase a route. Another

expense will be the purchase of the Crypto Currency ATMs, will be going directly to the manufacture when we have a location, this will cost $5,500 for the unit, not including shipping, wireless connections, or install. We will always be cash positive.

Future operational challenges:
The installation and troubleshooting of crypto machines. This is a relatively new technology for all parties involved. We will be relying on the manufacturing company heavily for the first few installs and any issues we run into. We will operate this section of the business the same as the ATMs with a procedure manual and a trouble shooting guide it will just take some time for us to develop this.

Future challenges related to capital resources:
We have run into a few issues with being a cash based business. It can scare some investors and banks away. We have the ability to track the cash going in and coming out of our machines. Another concern might be the machines themselves. We bolt each machine down and in the past we have had two incidents where cars drive through a liquor store. Both times the cars have been stopped by the machines, so the bolts are heavy duty! Surprisingly only 1 of the machines ended up being "totaled" and used for spare parts, the other one we banged out the dents, cleaned it up and turned it back on.

Future milestones and events:
Purchasing an established ATM Route will significantly help grow our business. We will then use that to help purchase the Cryptocurrency ATMs and place them using the same marketing strategy that helped grow the original ATM business organically.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$80k cash & $7500 credit

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
We can continue to grow organically, just takes time. Campaign funds would helps us grow substantially through acquasitions and new installs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
We can continue to use our slow growth model, but with this campaign we can grow much quicker and enter a market with the Cryptocurrency machines that is just starting to take off in LA and OC.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We strive to always be cash positive, that being said we will only grow with as much capital that is being raised. We will focus on adding as many cryptocurrency machines as we can with the minimum. We will continue with the organic growth model if we only raise the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

We would be able to turn our little ATM Company into a professional ATM Company with the goal of over 100 fiat machines and cryptocurrency machines. We will be able to market and gain customers for all three aspects of our business (fiat, crypto and merchant card machines) The nice thing about this model is that we are able to operate and grow with any amount of capital raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our company has been approved for a line of credit, but we have not officially applied through the bank yet.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $300,000.00

Valuation Details:

-Red Lilly Management has a worth of $300,000.00 due the ATM machines that we currently own. Each machine is about $2,800 by the time we install the machine. The locations are valued at NNN and run anywhere from $3,000-$5,000 per location. We also have a "vault" account that we use to fund the machines.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*

35.0%
We will be using the capital as "vault" cash to supply the machines we install with cash.

- *Inventory*
59.0%
We will be purchasing existing ATM routes, each route has different valuations and can be subdivided by what capital we raise. We will also be purchasing cryptocurrency machines that start at $3,300 not including the shipping and installing. Any organic Fiat ATM location that we install will cost us about $2,800 to order Fiat Machines (we have no more inventory). This does not cover any of the capital that will be used to fund the machines.

If we raise the over allotment amount of $106,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
6.0%

- *Working Capital*
64.0%
We will be using the capital as "vault" cash to supply the machines we install with cash.

- *Inventory*
30.0%
We have tiered our business plan so that when we raise the minimum we install machines one at a time or purchase a small route of about 2-10 machines. As we raise more we can purchase larger routes and start to grow more aggressively. We will only be running on a cash positive basis and will not be using debt to purchase any new machines or routes.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.instagram.com/atmland/ (About Us Tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/red-lilly-management

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Red Lilly
Management, LLC

[See attached]

I, Crystal Knight, the Managing Member of Red Lilly Management, LLC., hereby certify that the financial statements of Red Lilly Management, LLC. and notes thereto for the periods ending 10/19/2018 (beginning date of review) and 12/31/2018 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of ($12,954.94); taxable income of ($12,954.94) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/15/19 (Date of Execution).

Crystal Knight
Digitally signed by Crystal Knight
DN: cn=Crystal Knight, o=Red Lilly Management, LLC, ou,
email=crystal0712@gmail.com, c=US
Date: 2019.03.15 15.56:39 -07'00'
_____ (Signature)

Managing Member   (Title)

3/15/19 _____ (Date)

Red Lilly Management, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

As of October 19, 2018 (Date of Inception) - December 31, 2018

Red Lilly Management, LLC
Index to Financial Statements
(unaudited)

Red Lilly Management, LLC
BALANCE SHEET
As of October 19, 2018 (date of inception)
(unaudited)

Assets		
Cash - Operating	$	12,534.51
Inventory		50,073.35
Fixed Assets, net		215,625.00
Total Assets		278,232.86
Liabilities and Stockholders' Equity		
Liabilities		
Credit Card Liability		4,066.39
Total Liabilities		4,066.39
Members' Equity		
Retained Deficit		(12,954.94)
Common Units		287,121.41
Total Member Equity		274,166.47
Total liabilities and Members' Equity	$	278,232.86

Red Lilly Management, LLC
STATEMENT OF OPERATIONS
Profit and Loss Statement
October 19, 2018 - December 31, 2018

	As of December 31, 2018
Revenues	$ 432,805.00
Service Fees	14,923.56
Total Revenue	447,728.56
Cost of Revenue	432,805.00
Processor fees/ Driving fees	3,838.66
Net Operating Income	11,084.90
General and Administrative Expenses	
Salaries and Wages	9,882.00
Vehicle Expenses	418.00
Subscription Expenses	2,470.31
Advertising Expenses	361.90
Surcharge Payments	265.00
Miscellaneous Expenses	186.52
Office Expenses	42.77
Repairs and Maintenance Expenses	1,030.34
Bank Fees	8.00
Depreciation Expense	9,375.00
Total General and Administrative Expenses	24,039.85
Net Income	$ (12,954.94)

Red Lilly Management, LLC
STATEMENTS OF MEMBERS' EQUITY
Since Inception
(unaudited)

	LLC Units	Amount	Amount	Additional Paid in Capital	Accumulated Deficit	Total Members' Equity
As of October 19, 2018						
Contributed Capital	50,000	$278,232.86	$-0	$ -0-	$ -0-	$ 278,232.86

Red Lilly Management, LLC
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	As of October 19, 2018 (date of inception)
Operating Activities	
Net Income (Loss)	$ (12,954.94)
Depreciation	9,375.00
Changes in Accounts	
Inventory	(50,073.35)
CC Liabilities	4,066.39
Net cash provided by Operating Activities	(49,586.90)
Financing Activities	
Contributions from Members:	62,121.41
Net cash provided by Financing Activities	62,121.41
Net increase in cash	12,534.51
Net cash at beginning of period	0
Supplemental Disclosures	
non-cash additions of property, plant & equipment	$ 225,000.00

NOTE 1 – NATURE OF OPERATIONS

Red Lilly Management, LLC was formed on October 19, 2018 ("Inception") in the State of California. Red Lilly Management, LLC, (which may be referred to as the "Company", "we," "us," or "our") is headquartered in Mission Viejo, California.

Red Lilly Management, LLC, is a state-of-the-art Automatic Telling Machine (ATM) management company owing, operating, and servicing traditional ATMs, crypto currency ATMs, and Merchant Card Services throughout the southern California region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. These financial statements herein are unaudited.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 19, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues primarily from ATM transaction fees associated with customer withdrawals of cash and customer transactions of crypto currency purchases and sales. Transactions fees from traditional ATMs range from $2 to $4 per transaction. Transaction fees from customer crypto currency transactions are in the range of 7%-11% per transaction. Revenue is recognized at the time of the customer transaction. The transaction fees are processed by 3rd party processing companies and collected by the Company within a few business days of the transaction taking place. For the traditional ATMs, the third-party processers take a fee charged to each customer separately from the transaction's fees charged and collected by the Company. For the crypto currency ATMs, third-party processors take a fee of .25% - .5% of each transaction collected by the Company.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Inventory

Inventory consists of physical cash that is held and deposited into the ATM machines in order for the customers to withdraw. Inventory is tracked and recorded at market value on the company's books. As of October 19, 2018, inventory consisted of cash held in the ATMs.

Property, Plant, and Equipment

ATM machines are recorded at cost. The Company owns and holds all rights to the ATM's that they place into service. These assets are depreciated using the straight-line method over their useful lives of five years.

NOTE 3 – DEBT

The Company holds no long term debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company leases internal components on a month to month basis with OPT-Connect.

NOTE 5 – MEMBERS' EQUITY

LLC Units
LLC Units – The Company issued 50,000 LLC units, at a price of $6 per unit to members of the management team resulting from assets contributed into the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has no related party transactions.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



Red Lilly Management

ATM Machines & Crypto Machines

Small OPO · Santa Ana, CA
Financial Services
Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

Overview | Team | Terms | Updates | Comments | Share

We Provide State-of-the-Art Merchant Support to Ensure No Sale is Lost to our Clients

Invest in Red Lilly Management



Red Lilly Management is a family-owned, independent ATM company in Santa Ana, California with nearly a decade of expertise in this sector. In 2013 Crystal and Brian were introduced to the ATM industry. They were trained by working with 100 machines with the intent to purchase. The owner of this route decided not to sell but did set up Crystal and Brian with the training and knowledge to start their own route. In 2015 they branched out and decided to personally **lease 15 machines which grew to 30 machines.** In October 2018 we had the ability to purchase the 30 leased machines and **created Red Lilly Management**. This has grown organically to **35 machines with a little over 2,000** transactions per month. We have the technology, products, and knowledge to build on our

proven expertise. **We offer personalized service on our exclusively company-owned ATMs to merchants throughout Southern California.** We plan to expand into the burgeoning cryptocurrency market, enabling many of our current merchants to offer crypto ATMs side-by-side with fiat ATMs.

Red Lilly Management's Expertise

We were able to grow our business organically from referrals, proof our customers love us!

Established in 2010 as a family business, our original client base was very meat and potatoes. Our intro to ATMs was operating an existing business with 140 machines. **We grew our business into 180 machines in less than 6 months.**

One of our biggest clients was the Queen Mary, with 12 ATM machines. Despite incredibly heavy use, we kept these ATMs humming, proving that we have the ability to maintain and service high-volume machines in any location!

We decided to lease 15 machines in 2015. Prior to the company Red Lilly we were managing the leased machines taking care of all the day to day operations and repairs however we weren't a company yet.



We were trained by working with 100 machines with the intent to purchase. The owner of this route decided not to sell but did set up us up with the training and knowledge to start their own route. In 2015 we branched out and decided to personally lease 15 machines which grew to 30 machines. In October 2018 we had the ability to purchase the 30 leased machines and created Red Lilly Management. This has grown organically to 35 machines with a little over 2,000 transactions per month. We have the technology, products, and knowledge to build on our proven expertise.

We have been able to slowly purchase the leased machines and created a **new entity of Red Lilly Management in 2018**. This has grown organically to 35 machines with a little over 2,000 transactions per month. We have the technology, products, and knowledge to build on our proven expertise.

Installation Stage

The Cryptocurrency Machines are new to the market, but they are out of the development stage and in the installation stage. We will be purchasing all our machines with no more need to lease from anyone. We will have tech support with installing and any IT related issues for any new machine. We use a very similar process with our Fiat ATMs and have a wonderful network of tech support. We are ready to order Cryptocurrency Machines once we have sufficient capital and have a few existing clients that are ready for installation.

The Offering

Investment

$6.00/LLC Units │ When you invest you are betting the company's future value will exceed $400,000.

Perks*

If you are a business owner who has a need for any ATM, Cryptocurrency, or Credit Card Machines in our area and you invest in our company we will provide these machines to your business with a higher percentage of payout per transaction.

Our typical merchant for ATM's gets $0.50-$1.00 per transaction.
The Cryptocurrency Machines pay 1% per transaction.
The Credit Card Machines are on a tiered system.

$500 — If you invest $500, you will receive an ATM Machine of for your company with $1.25 per transaction paid to you.
$750 — If you invest $750, you will receive an ATM Machine of for your company with $1.25 per transaction and a Credit Card Machine with $0.05 more per transaction.
$5,000 — If you invest $5,000, you will receive an ATM Machine of for your company with $1.35 per transaction and a Credit Card Machine with $0.10 more per transaction. We will also provide a Cryptocurrency Machine paying 1.5% per transaction.
$10,000 — If you invest $10,000, you will receive an ATM Machine of for your company with $1.50 per transaction and a Credit Card Machine with $0.15 more per transaction. We will also provide a Cryptocurrency Machine paying 2% per transaction.
$100,000 — If you invest $100,000, you will receive all three types of the machines and Red Lilly will split all transaction fees for you company 50/50. We will also pay you a bonus for every machine location that you refer to us after a 90 day period.
minimum transactions required

All perks occur after the offering is completed.

Why ATMs?



ATMs have come a long way since the first machines were developed in 1967. The origin of the ATM harkens back to the 1950s-1960s, when self-service gas stations, supermarkets, automated public-transportation ticketing, and candy dispensers became popular. Early ATMs were standalone, clunky, unfriendly, and inflexible. They would easily jam, run out of cash, or erroneously dispense several bank notes instead of just one — all without the owner's knowledge.



knowledge.

Cashpoints meant the average consumer no longer had to stand in lengthy lines for services previously available only during bank hours. But it wasn't until the 1980s, more than 15 years after the machine's invention, that ATMs became truly successful. Today, ATMs are as ubiquitous as cell phones and most people take them for granted, unless of course they run out of cash or break down!

Source

A recent study indicated an estimated 470,135 ATMs were in service in the U.S. in early 2018, with banks and other financial institutions accounting for 191,741 terminals and the remaining **278,394 ATMs owned and operated by independent "non-bank" ATM providers and merchants.** Researchers concluded that independent ATMs provide an important service in areas traditionally underserved or not served at all by traditional banking institutions.

In fact, banks have continued to close branches in less profitable areas, with an estimated 1,700 branches shuttered between 2016 and 2017 alone. These closures have left many less profitable communities without any banks, creating an even more vital need for independent ATM businesses to serve these areas.



Source

Red Lilly Business Plan

The first phase is to expand our current ATM route, which includes grocery stores, restaurants, liquor stores, and donut shops, among other retail outlets. Several ATM routes in Los Angeles and Orange County are currently for sale. **The route that we are looking to purchase does slightly over 10,000 transactions per month in downtown Los Angeles.** We hope to raise enough capital to purchase 106 ATM machines on this lucrative route.



The second phase is to expand into the cryptocurrency market by purchasing crypto ATMs and placing them next to many of our existing ATM machines. We have already identified airport terminals, college campuses, and the many retail establishments around them as ideal new locations for crypto ATMs. We also plan on placing several crypto-ATMs in a popular shopping mall that sees millions of visitors per year. **The ultimate goal is for crypto ATMs to represent the lion's share of our business.**



We believe placing a crypto-ATM is a win-win because it has the potential to increase foot-traffic to stores, thereby generating additional revenue for business owners. According to owners who installed a Bitcoin ATM, sales increased 10-30% because of new customers who bought Bitcoin. **Our plan is to buy and install crypto ATMs that sell six of the major cryptocurrencies, so this makes them far more appealing than those limited to just Bitcoin.**

Source

Huge Growth in the Crypto ATM Market

As Bitcoin and other cryptocurrencies have exploded in growth, the crypto ATM revolution continues to transform markets, industries, and consumers' relationship with digital currency. The market is growing rapidly due to fluctuating monetary regulations and increasing installations of crypto ATMs in restaurants, bars, general stores, and gas stations. North America is projected to hold the largest share of the crypto ATM market due to the large number of crypto ATM hardware and software providers and a favorable investment environment.

- As of May 2018, there were nearly 2,000 Bitcoin ATMs across the U.S., with Los Angeles leading the way at 250 machines.
- In September 2018, the number of new machines in the U.S. grew by 2.4%.
- According to a new research report, the crypto ATM market is expected to grow from $16.3 million USD in 2018 to $144.5 million USD by 2023, with a compound annual growth rate of 54.7%.
- The same study predicted significant growth in the 5-year period from 2018-2023 will be from two-way ATMs, which allow customers to change digital currency into fiat and vise-versa using a single machine.



Crypto ATMs convert physical fiat into decentralized cryptocurrency. With ATMs located across Southern California and the U.S., this is a highly convenient way to buy and sell cryptocurrency. It is ideal for individuals who aren't trading large amounts.

As with regular ATMs, consumers need to use crypto ATMs run by established and reputable business owners. Buying and selling crypto through an ATM comes with a fee, but it eliminates dealing with clerks or other people handling the transaction, so it offers the utmost privacy.

Source, Source, Source, Source, Source

About Our Team

Father and daughter team Brian Kendrick and Crystal Knight have nearly a decade of hands-on expertise buying and managing ATMs in Southern California. Crystal does it all — from identifying prime locations for new ATMs, to leveraging her marketing finesse to organically grow the business, and to changing out motherboards in a few minutes. Brian provides some of the muscle for installing machines. Brian provides the same high level of customer service to Red Lilly's ATM merchants as his aviation business customers. **Both live by the philosophy that anything short of hands-on, full-service management is unacceptable!**

Why Invest in Red Lilly?

We go above and beyond to ensure our ATMs are in tip-top condition so retail customers always have access to cash, which generally only requires cleaning them regularly. We pride ourselves on offering a high level of personalized service larger companies simply cannot offer.

Many of our current merchants have expressed the wish to install crypto ATMs. It makes sense because customers can obtain cash and buy and sell crypto seamlessly with no hassle, in the same location within a few minutes or less.

Crypto ATMs offer the potential for lucrative returns because the surcharges are higher than fiat ATMs. We have a proven business model that has grown due to our stellar customer service and merchant recommendations. Other benefits of the Red Lilly business model include:

- No merchant fees — we make money from surcharges.
- All our ATM machines require chip technology, reducing the chance of fraudulent activity.
- Close, live monitoring of all ATM machines via one website, with quick response if a problem is detected
- Ability to distinguish between insufficient funds and machines that have run out of cash, in real time
- Technical expertise to obtain and replace motherboards and parts quickly
- Partnership with the leading industry processing company that expects to dispense more than $1 billion USD in 2018, and pay clients in excess of $60 million USD in surcharge revenues for over 24 million transactions
- Ability to easily service machines by dealing with only three manufacturers with very similar technology, including Hyosung, an industry innovator
- Crypto machines that offer a best-in-class Swiss-made cash validator, vandal-proof all-metal housing, dust- and vandal-proof touch-screen glass, receipt printer and cutter, and popular Bitcoin exchanges


ATM

Invest in Red Lilly Management. Join us in our plans for expansion.

Source, Source, Source

Meet Our Team



Crystal Knight

Manager

Crystal Knight is the Manager of Red Lilly Management, LLC. Prior to the ATM company Crystal worked for a variety of large banks. Crystal holds a BA in Business Administration with an Emphasis in Management from Concordia University, Irvine. Utilizing her banking background she contacted an ATM Company looking for a career, and there she found her passion. The Company had 140 machines and within six months she helped grow it to 180 very productive machines. Crystal truly knows what her clients needs are and delivers world class customer service. By checking in with her clients consistently, she has been able to cultivate valuable relationships with clients and grow her company through referrals. Regardless how large her route grows, she makes each client feel like they are the one and only and most important client she has.







Guy "Brian" Kendrick

Manager

Guy "Brian" Kendrick Manager, is the support behind Red Lilly Management, LLC. Brian as he's affectionately known, has already "tested the waters" and has purchased several ATMs which he's been operating profitably and successfully. He is also a seasoned aviation professional with over 20 years of industry experience including charter operations, aircraft management, and the acquisition and sale of corporate and general aviation aircraft. Regardless of industry Brian supports Red Lilly with world class customer service.

Offering Summary

Company :	Red Lilly Management, LLC
Corporate Address :	25913 Blascos, Mission Viejo, CA 92691
Offering Minimum :	$9,996.00
Offering Maximum :	$106,998.00
Minimum Investment Amount (per investor) :	$234.00

Terms

Offering Type :	Equity
Security Name :	LLC Units
Minimum Number of Shares Offered :	1,666
Maximum Number of Shares Offered :	17,833
Price per Share :	$6.00
Pre-Money Valuation :	$300,000.00

Pre-Money Valuation · $500,000.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

If you are a business owner who has a need for any ATM, Cryptocurrency, or Credit Card Machines in our area and you invest in our company we will provide these machines to your business with a higher percentage of payout per transaction.

Our typical merchant for ATM's gets $0.50-$1.00 per transaction.

The Cryptocurrency Machines pay 1% per transaction.

The Credit Card Machines are on a tiered system.

Perks

$500 — If you invest $500, you will receive an ATM Machine of for your company with $1.25 per transaction paid to you.

$750 — If you invest $750, you will receive an ATM Machine of for your company with $1.25 per transaction and a Credit Card Machine with $0.05 more per transaction.

$5,000 — If you invest $5,000, you will receive an ATM Machine of for your company with $1.35 per transaction and a Credit Card Machine with $0.10 more per transaction. We will also provide a Cryptocurrency Machine paying 1.5% per transaction.

$10,000 — If you invest $10,000, you will receive an ATM Machine of for your company with $1.50 per transaction and a Credit Card Machine with $0.15 more per transaction. We will also provide a Cryptocurrency Machine paying 2% per transaction.

$100,000 — If you invest $100,000, you will receive all three types of the machines and Red Lilly will split all transaction fees for you company 50/50. We will also pay you a bonus for every machine location that you refer to us after a 90 day period. **minimum transactions required**

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Red Lilly Management, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 LLC Units at $6.00 / unit, you will receive 110 LLC Units, meaning you'll own 110 shares for $600. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT FOR
RED LILLY MANAGEMENT, LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Agreement"), is entered into this 28th day of September 2018, by and between Crystal Knight as the Member of **RED LILLY MANAGEMENT, LLC,** a California limited liability company (the "LLC").

ARTICLE I

FORMATION OF LIMITED LIABILITY COMPANY

1.1   *Formation and Effective Date of Agreement.*   The Members have formed the LLC pursuant to the California Business Organizations Code, Limited Liability Companies, (the "Act") by causing Articles of Organization conforming to the requirements of the Act to be filed with the office of the Secretary of State of the State of California.   The Effective Date of the LLC is September 28, 2018.

1.2   *Name and Principal Place of Business.*   Unless and until amended in accordance with this Agreement and the Act, the name of the LLC will be "RED LILLY MANAGEMENT, LLC".   The principal place of business of the LLC in California shall be 19531 Campus Drive, Suite 12, Santa Ana, California 92707, or such other place or places as the Member from time to time determine.

1.3   *Agent for Service of Process.*   Until such time as the Members have appointed a different person to act in the State of California as the agent of the LLC for service of process, the LLC's agent or service of process in the State of California shall be Fletcher Robbe, 18101 Von Karman Ave., Suite 220, Irvine, CA 92612.

1.4   *Agreement.*   For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended.   It is the express intention of the Members hereto that this Agreement shall be the sole statement of agreement among them, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, the Agreement shall govern even when inconsistent with or different from the provisions of the Act or any other law or rule.   To the extent any provision of the Agreement is prohibited or ineffective under the Act, the Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act.   In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of the Agreement that was formerly invalid, such provision shall be considered to be a part of this Agreement from and after the date of such interpretation or amendment.

1.5 **_Business._** The purpose of the LLC is to engage in any lawful act or activity for which an LLC may be organized under the Act, provided that the LLC shall not engage in the practice of any profession requiring a license under the laws of the State of California.

1.6 **_Definitions._** Terms not otherwise defined in this Agreement shall have the meanings set forth in Article XIII.

1.7 **_Term._** The term of the LLC shall begin upon the filing of the Articles of Organization and shall continue until September 28, 2070 unless its existence is sooner terminated pursuant to Article XII of this Agreement.

ARTICLE II

MEMBERSHIP

2.1 **_Initial Members._** The Initial Members of the LLC are set forth on Exhibit A hereto, each of whom is admitted to the LLC as a Member as of the Effective Date this Agreement becomes effective.

2.2 **_Representations and Warranties._** Each Member hereby represents and warrants to the LLC and each other Member as follows:

(a) Authorization. If the Member is an organization, that it is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full power and authority to execute and enter into this Agreement and to perform its obligations hereunder and that all actions necessary for the due authorization, execution, delivery and performance by that member of this Agreement have been duly taken;

(b) Compliance with Other Instruments. The Member's authorization, execution, delivery, and performance of this Agreement do not conflict with any other agreement or arrangement to which such Member is a party or by which it or he is bound;

(c) Purchase Entirely for Own Account. The Member is acquiring her interests in the LLC for the Member's own account for investment purposes only and not with a view to or for the resale, distribution, subdivision or fractionalization thereof and has no contract, understanding, undertaking, agreement or arrangement of any kind with any Person to sell, transfer or pledge to any Person its or his interest or any part thereof nor does such Member have any plans to enter into any such agreement;

2

(d)   Investment Experience.   By reason of their business or financial experience, the Members have the capacity to protect their own interests in connection with the transactions contemplated hereunder, are able to bear the risks of an investment in the LLC, and at the present time could afford a complete loss of such investment;

(e)   Disclosure of Information.   The Member is aware of the LLC's business affairs and financial condition and has acquired sufficient information about the LLC to reach an informed and knowledgeable decision to acquire an interest in the LLC;

(f)   Federal and State Securities Laws.   Assuming federal and state securities laws apply to the interests described herein, the Member acknowledges that the interests have not been registered under the Securities Act of 1933 or any state securities laws, inasmuch as they are being acquired in a transaction not involving a public offering, and, under such laws, may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.   In this connection, the Member represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act of 1933.

2.3   *LLC Units*.   Ownership of the LLC shall be divided into and represented by units of the LLC (the "Units").   The LLC shall issue a single class of Units.   The total number of Units which the LLC is authorized to issue shall be 100,000.

2.4   *Additional Members*.   Additional Persons may be issued Units of the LLC and admitted to the LLC as Members upon such terms and conditions as the Members may determine.

2.5   *Admission of Substitute Members*.   An Assignee of Units of the LLC shall be admitted as a substitute Member and admitted to all the rights of the Member who assigned the Units of the LLC only with the approval of the Members.   If so admitted, the substitute Member shall have all the rights and powers and will be subject to all the restrictions and liabilities of the Member who originally assigned the Units of the LLC.   The admission of a Substitute Member shall not release any Member who assigned the Units from liability to the LLC that may have existed prior to such substitution.

2.6   *Resignation or Withdrawal of a Member*.   Except as specifically provided below, and subject to the provisions for transfer contained in Article X, no Member shall have the right to resign or withdraw from membership in the LLC or withdraw his interest in the capital.

2.7   *Dissociation of a Member*.   The death, expulsion, Bankruptcy or dissolution of a Member (i) will cause such Member to be dissociated from the LLC (a

"Dissociated Member"), (ii) will terminate the continued membership of such Member in the LLC, and (iii) may or may not cause a dissolution of this LLC pursuant to Article XII hereof.

2.8 **_Rights of Dissociating Member_.** In the event any Member becomes a "Dissociated Member":

(a) If the dissociation causes a dissolution and winding up of the LLC under Article XII, the Dissociated Member shall be entitled to participate in the winding up of the LLC to the same extent as any Member;

(b) If the dissociation does not cause a dissolution and winding up of the LLC under Article XII, the legal representative of the Dissociated Member may request admission to the LLC as a Substitute Member pursuant to Section 2.5. If such legal representative request that it be admitted as a Substitute Member within ninety (90) days of the event causing dissociation and is denied Substitute Member status, the legal representative shall be entitled to (i) demand, within thirty (30) days from the date of such denial, that the LLC repurchase the Dissociated Member's Units for an amount equal to their fair market value of such Units as of the date of such demand, the full amount of which shall be paid within one year of the date of demand; (ii) to continue in the status of an assignee. If no request for Substitute Member status is made within the ninety (90) day period referred to above, the legal representative of the Dissociated Member shall thereafter have only those rights of an Assignee under this Agreement.

ARTICLE III

CONTRIBUTIONS TO CAPITAL

3.1 **_Initial Contributions_.** Contemporaneously with the execution of this Agreement, each Member shall contribute cash, property or participation work effort to the capital of the LLC in the amount set forth opposite such Member's name on Exhibit A.

3.2 **_Issuance of Units_.** In exchange for the Initial Contribution of the Members, the members shall be issued that number of Units set forth opposite their names on Exhibit A.

3.3 **_Additional Contributions_.** No Member shall be permitted or required to make any additional contribution to the capital of the LLC without the written consent of all Members.

3.4 **_Interest_.** No Member shall be entitled to any interest with respect to contributions to or share of the capital of the LLC.

ARTICLE IV

MANAGEMENT AND RESTRICTIONS

4.1 **_Management by Manager._** The LLC shall be manager managed and controlled by Brian Kendrick who shall act as Manager of the LLC within the meaning of the Act until further action by the LLC Members.

4.2 **_Authority of Mangers._**

(a) the Managers may exercise all powers of the LLC and do all such lawful acts and things as they may determine to be necessary or appropriate in the ordinary course of the trade or business of the LLC.

(b) Notwithstanding the above, Managers may not do or permit to be done any of the following without the express approval of all Members:

(i) Any act or thing which this agreement expressly requires to be approved, consented to, determined or authorized by all Members;

(ii) Voluntarily cause the dissolution of the LLC;

(iii) Sell all or a significant part of the LLC assets, or engage in any material recapitalization or merger; or

(iv) Incur any liabilities in excess of $1,500,000.00.

(c) Unless the Act or this Agreement expressly requires a greater vote or consent all matters requiring the vote, approval, consent, authorization or determination of the Members or of all Members shall require the vote or consent of Members holding a majority of the issued and outstanding Units held by all Members.

4.3 **_Meetings._** The Members of the LLC are not required to hold any annual or special meetings however, the Members may hold meetings, either within or without the State of California upon the written consent of a majority of the Members to hold such meetings. The meetings may be held at such time and place as shall be specified in a written waiver signed by a majority of the Members. Regular meetings of the Members may be held without notice at such time and at such place as shall from time to time be determined by the Members.

4.4 **_Telephonic Meetings._** Members may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

4.5 **Compensation of Members.** Unless otherwise expressly approved by the Members, the Members shall not be entitled to any compensation for services or activities undertaken in their capacity as a Member of the LLC.

4.6 **Amendment of Articles or Agreement.** The Members shall have the duty and authority to amend the Articles of Organization or this Agreement as and to the extent necessary to reflect any and all changes or corrections necessary or appropriate as a result of any action taken by the Members in accordance with the terms of this Agreement.

ARTICLE V

NOTICES

5.1 **Notices.** Whenever, under the provisions of the Act, the Articles of Organization or this Agreement, notice is required to be given to any Member, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such Member at his address as it appears on the records of the LLC with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same mail be deposited in the United States mail. Notice to Members may also be given by telegram or facsimile.

5.2 **Waiver of Notice.** Whenever any notice is required to be given under the provisions of the statutes, the Articles of Organization or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VI

OFFICERS

6.1 **Required Officers.** In the event the Managers determine that the LLC shall have offices, the officers of the LLC shall be elected by the Members and shall include a President and a Secretary. The Members may also elect a Treasurer and/or one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless this Agreement otherwise provides.

6.2 **Election of Officers.** The Members at a meeting called for the purpose, may elect a President, Treasurer and a Secretary. The Members may appoint such other officers and agents as it shall deem appropriate who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Members.

6.3 **Compensation of Officers.** The salaries of all officers and agents of the LLC shall be fixed by the Members.

6.4 **Term of Office.** The officers of the LLC shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the Members may be removed at any time the affirmative vote of a majority of the Members. Any vacancy occurring in any office of the LLC shall be filled by the Members.

6.5 **Duties of President.** The President shall be the chief executive officer of the LLC; and in the absence of the Chairman and Vice Chairman shall preside at all meetings of the Members. He shall have general and active management of the day to day business and affairs of the LLC and shall see that all orders and resolutions of the Members are carried into effect. The President shall execute bonds, mortgages and other contracts except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Members to some other officer or agent of the LLC.

6.6 **Duties of Vice-President.** In the absence of the President or in the event of his inability or refusal to act, the Vice President, if any, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the members, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as the Members may from time to time prescribe.

6.7 **Duties of Secretary.** The Secretary shall attend all meetings of the Members and record all the proceedings of the meetings of the Members in a book to be kept for that purpose. He shall give, or cause to be given, notice of all meetings of the Members and special meetings of the Members, and shall perform such other duties as may be prescribed by the Members or President.

6.8 **Duties of Assistant Secretary.** The Assistant Secretary, or, if there be more than one, the Assistant Secretaries in the order determined by the Members (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Members, President or Secretary may from time to time prescribe.

6.9   Duties of Treasurer.   The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in bonds belonging to the LLC and shall deposit all moneys and other valuable effects in the name and to the credit of the LLC in such depositories as may be designated by the Members. The Treasurer shall disburse the funds of the LLC as may be ordered by the Members, taking proper vouchers for such disbursements, and shall render to the President and the Members, at its regular meetings, or when the Members so requires, an account of all his transactions as Treasurer and of the financial condition of the LLC.   If required by the Members, the Treasurer shall give the LLC a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Members for the faithful performance of the duties of his office and for the restoration to the LLC, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the LLC.

6.10   Duties of Assistant Treasurer.   The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Members (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers and the Members may from time to time prescribe.

ARTICLE VII

ACCOUNTING AND RECORDS

7.1   Financial and Tax Reporting.   The LLC shall prepare its financial statements in accordance with generally accepted accounting principles as from time to time in effect and shall prepare its income tax information returns using such methods of accounting and tax year as the Members deem necessary or appropriate under the Code and Treasury Regulations.

7.2   Supervision; Inspection of Books.   Proper and complete books of account and records of the business of the LLC (including those books and records identified in the Act) shall be kept under the supervision of the Managers at the LLC's principal office and at such other place as designated by the member.   The Managers shall give notice to each Member of any changes in the location of such books and records.   Such books and records shall be open to inspection, audit and copying by any Member, or his designated representative, upon reasonable notice at any time during business hours for any purpose reasonably related to the Member's Interest in the LLC.   Any information so obtained or copied shall be kept and maintained in strictest confidence except as required by law.

7.3   Reliance of Records and Books of Account.   Any Member shall be fully protected in relying in good faith upon the records and books of account of the LLC and upon such information, opinions, reports or statements presented to the LLC by its Member, any of its other Members, officers, employees or committees, or by any other person, as to matters the Member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the LLC, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the LLC or any other facts pertinent to the existence and amount of assets from which distributions to members might properly be paid.

7.4 **Annual Reports.** The annual financial statements of the LLC shall be reported on as of the end of each Fiscal Year by a firm of independent certified public accountants or accountants selected by the Members at any time and for any reason. A copy of the annual report shall be transmitted to the Members within ninety (90) days after the end of each Fiscal Year.

7.5 **Tax Returns.** The Managers shall, within ninety (90) days after the end of each Fiscal Year, file a Federal income tax information return and transmit to each Member a schedule showing such Member's distributive Share of the LLC's income, deductions and credits, and all other information necessary for such Members timely to file their Federal income tax returns. The President similarly shall file, and provide information to the Members regarding, all appropriate state and local income tax returns.

ARTICLE VIII

ALLOCATIONS

8.1 **Allocation of Net Income or Net Loss.** For each Accounting Period, Net Income or Net Loss of the LLC shall be allocated to the Members in proportion to their ownership of Units.

8.2 **Time of Allocations.** The Net Income or Net Loss of the LLC for each Accounting Period shall be allocated to the Members at the end of the Accounting Period in accordance with the provisions of Section 8.1 above.

8.3 **Special Tax Provisions.**

(a) The Members expect and intend that the LLC shall be treated as a partnership for all federal income tax purposes and each Member and the Members agree that they (i) will not on any federal, state, local or other tax return take a position, and shall not otherwise assert, inconsistent with such expectation and intent; or (ii) do any act or thing which could cause the LLC to be treated as other than a partnership for federal income tax purposes.

(b)   Tax Allocations.   Except as otherwise provided in this Article VIII, items of income, gain, loss or deduction recognized for income tax purposes shall be allocated in the same manner that the corresponding items entering into the calculation of Net Income and Net Loss are allocated pursuant to this Agreement.

(c)   Section 704(c) Adjustments.   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, items of income, gain, loss and deduction with respect to an asset, if any, contributed to the capital of the LLC shall, solely for tax purposes, be allocated between the Members so as to take account of any variation between the adjusted basis of such property to the LLC for federal income tax purposes and its Value upon contribution to the LLC.

(d)   Section 754 Election.   A Section 754 election may be made for the LLC at the sole discretion of the Members.   In the event of any adjustment to the adjusted tax basis of any LLC asset under Code Section 734(b) or Code Section 743(b) pursuant to a Section 754 election by the LLC, subsequent allocations of tax items shall reflect such adjustment consistent with the Treasury Regulations promulgated under Sections 704, 734 and 743 of the Code.

(e)   Allocations upon Transfers of LLC Interests.   If, during an Accounting Period, a Member (the "Transferring Member") transfers Units to another person, items of Net Income and Net Loss, together with corresponding tax items, that otherwise would have been allocated to the Transferring Member with regard to such Accounting Period shall be allocated between the Transferring Member and the Substitute Member in accordance with their respective Units during the Accounting Period using any method permitted by Section 706 of the Code and selected by the Member.

ARTICLE IX

DISTRIBUTIONS

9.1   Distribution Units.   All distributions by the LLC to Members shall be made to the Members in proportion to their ownership of Units.

9.2   Mandatory Distributions.   In order to permit Members to pay taxes on their allocable share of the taxable income of the LLC, the Managers shall cause the LLC to distribute, not later than February 28 of each year, an amount equal to the excess, if any, of (i) the product of the taxable income of the LLC determined on a cumulative basis for all years (through and including the immediately preceding tax year) of the LLC multiplied by 33.3%, over (ii) all amounts previously distributed pursuant to this Section 9.2.   The percentage referred to in clause (i) above shall be increased (or decreased) from time to time by the increase (or decrease) in the maximum rate of tax imposed in individual taxpayers under the Code.

9.3 **Discretionary Distributions.** To the extent the LLC's cash on hand exceeds its current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves and required distributions under Section 9.2, if any, and subject to Section 9.5 below, the Members may cause the LLC to make distributions.

9.4 **Distributions in Kind.** All distributions shall be made in cash or cash equivalents unless the Members shall have approved a distribution of assets in kind.

9.5 **Restriction on Distributions and Withdrawals.**

(a) The LLC shall not make any distribution to the Members unless immediately after giving effect to the distribution, all liabilities of the LLC, other than liabilities to Members on account of their interest in the LLC and liabilities as to which recourse of creditors is limited to specified property of the Limited Liability Company, do not exceed the fair value of the LLC assets, provided that the fair value of any property that is subject to a fair value of the LLC assets, provided that the fair value of any property that is subject to a liability as to which recourse of creditors is so limited shall be included in the LLC assets only to the extent that the fair value of the property exceeds such liability.

(b) No Member shall be liable to the LLC for the amount of a distribution received provided that, at the time of the distribution, such Member did not know that the distribution was in violation of Section 9.5(a). A Member which receives a distribution in violation of Section 9.5(a), and which knew at the time of the distribution that the distribution violated such condition, shall be liable to the LLC for the amount of the distribution.

9.6 **No Other Withdrawals.** Except as provided in this Article IX and in Section 2.8, no withdrawals or distributions shall be required or permitted.

ARTICLE X

TRANSFER OF MEMBERSHIP

10.1 **Transfer.** Any Member or Assignee may transfer, sell, encumber, mortgage, assign or otherwise dispose of any portion of its Units only if (i) the transferor shall have complied with the Right of First Refusal imposed by Section 10.5 hereof; (ii) the Assignee shall have agreed in writing to assume all of the obligations of the assignor with respect to the Units assigned (including the obligations imposed hereunder as a condition to any transfer), and (iii) the Member shall have concluded (which conclusion may be based upon an opinion of counsel satisfactory to it) that such assignment or disposition would not (A) result in a violation of the Securities Act of 1933 as amended, or any other applicable statute of any jurisdiction; (B) result in a termination of the LLC for Federal or state income tax purposes; or (C) result in a violation of any law, rule or regulation by the Member, the Assignee, the LLC or the Members.

10.2 Transfer Void. Any purported transfer, sale, encumbrance, mortgage, assignment, or disposition of Units in contravention of this Article X shall be void and of no effect to, or against the LLC, any Member, any creditor of the LLC or any claimant against the LLC.

10.3 Rights of Assignees. The Assignee of a Share has no right to vote or to participate in the management of the business and affairs of the LLC or to become a Member. The Assignee is only entitled to receive distributions and to be allocated the Net Profits and Net Losses attributable to the Units transferred to the Assignee.

10.4 Admission of Permitted Transferees. Subject to the right of first refusal granted in Section 10.5 below, the Units of any Member shall be transferrable free from any Right of First Refusal if (i) the transfer occurs by reason of or incident to the death, dissolution, divorce, liquidation, merger or termination of the transferor Member, (ii) the transferee is a Permitted Transferee, and (iii) such Permitted Transferee agrees in writing to be bound by the terms and conditions of this Agreement as fully as if it were an original signatory hereto. A "Permitted Transferee" is any member of such Member's immediate family, or a trust, corporation, Limited Liability Company or partnership controlled by such Member or members of such Member's immediate family, or another Person controlling, controlled by, or under common control with such Member.

10.5 Right of First Refusal.

(a) Grant. The LLC is hereby granted the right of first refusal (the "First Refusal Right"), exercisable in connection with any proposed transfer of Units. For this purpose, the term "transfer" shall include any sale, assignment, pledge, encumbrance or other disposition for value of the Units intended to be made by a Member other than permitted transfers under Section 10.4.

(b) Notice of Intended Disposition. In the event a Member desires to accept a bona fide third-party offer for the transfer of any or all the Member's Units (the Units subject to such offer to be hereinafter called the "Transfer Units"), the Member shall promptly (i) deliver to the Managers of the LLC written notice (the "Disposition Notice:) of the terms and conditions of the offer, including the purchase price and the identity of the third-party offeror, and (ii) provide satisfactory proof that the disposition of the Transfer Units to such third-party offeror would not be in contravention of the provisions set forth in Section 10.1.

(c)   Exercise of Right: The LLC (or its assignees) shall, for a period of twenty-five (25) days following receipts of the Disposition Notice, have the right to repurchase any or all of the Transfer Units specified in the Disposition Notice upon the same terms and conditions specified therein or upon terms and conditions which do not materially vary from those specified there.   Such right shall be exercisable by delivery of written notice (the "Exercise Notice") to the transferor Member prior to the expiration of the twenty-five (25)-day exercise period.   If such right is exercised with respect to all the Transfer Units specified in the Disposition Notice, then the LLC (or its assignees) shall effect the repurchase of the Transfer Units, including payment of the purchase price, on the same payment terms specified in the Exercise Notice; and Member shall deliver to the LLC the certificates representing the Transfer Units to be repurchased, each certificate to be properly endorsed for transfer.   Should the purchase price specified in the Disposition Notice be payable in property other than cash or evidences of indebtedness, the LLC (or its assignees) shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property.   If the Member and the LLC (or its assignees) cannot agree on such cash value within ten (10) days after the LLC's receipt of the Disposition Notice, the valuation shall be made by an appraiser of   recognized standing selected by the Member and the LLC (or its assignees) or, if they cannot agree on an appraiser within twenty (20) days after the LLC's receipt of the Disposition Notice, each shall select an appraiser of recognized standing and the two appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value.   The cost of such appraisal shall be shared equally by the Member and the LLC.   The closing shall then be held on the later of (i) the fifth business day following delivery of the Exercise Notice or (ii) the fifth business day after such cash valuation shall have been made.

(d)   Non-Exercise of Right.   In the event the Exercise Notice is not given to Member within twenty-five (25) days following the date of the LLC's receipt of the Disposition Notice, Member shall have a period of thirty (30) days thereafter in which to sell or otherwise dispose of the Transfer Units to the third-party offeror identified in the Disposition Notice upon terms and conditions (including the purchase price) no more favorable to such third-party offeror than those specified in the Disposition Notice; provided , however, that any such sale or disposition must not be effected in contravention of the provisions of Section 10.1.   In the event Member does not affect such sale or disposition of the Transfer Units within the specified thirty (30)-day period, the LLC's First Refusal Right shall continue to be applicable to any subsequent disposition of the Transfer Units by Member.

(e)   Partial Exercise of Right.   In the event the LLC (or its assignees) makes a timely exercise of the First Refusal Right with respect to a portion, but not all, of the Transfer Units specified in the Disposition Notice, Member shall have the option, exercisable by written notice to the LLC delivered within thirty (30)-days after the date of the Disposition Notice, to effect the sale of the Transfer Units pursuant to one of the following alternatives:

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(i)   sale or other disposition of all the Transfer Units to the third-party offeror identified in the Disposition Notice, but in full compliance with the requirements of Section 10.1, as if the LLC did not exercise the First Refusal Right hereunder; or

(ii)   sale to LLC (or its assignees) of the portion of the Transfer Units which the LLC (or its assignees) has elected to purchase, such sale to be effected in substantial conformity with the provisions of this Section 10.5.

Failure of Member to deliver timely notification to the LLC under this paragraph 10.5(e) shall be deemed to be an election by Member to sell the Target Units pursuant to alternative (ii) above.

(f)   Recapitalization/Merger.

(i)   In the event of any unit dividend, unit split, recapitalization or other transaction affecting the LLC's outstanding Units without receipt of consideration, then any new, substituted or additional securities or other property which is by reason of such transaction distributed with respect to the Units shall be immediately subject to the LLC's First Refusal Right hereunder, but only to the extent the Units are at the time covered by such right.

(ii)   In the event of (A) a merger or consolidation in which the LLC is not the surviving entity or (B) a sale, transfer or other disposition of all or substantially all of the LLC's assets, (C) a reverse merger in which the LLC is the surviving entity but in which the LLC's outstanding voting securities are transferred in whole or in part to person or persons other than those who held such securities immediately prior to the merger, or (D) any transaction effected primarily to change the State in which the LLC is organized, or to create a holding company structure, the LLC's First Refusal Right shall remain in full force and effect and shall apply to the new capital stock or other property received in exchange for the Purchased Units in consummation of the transaction, but only to the extent the Purchased Units are at the time covered by such right.

ARTICLE XI

INDEMNIFICATION AND LIMITATION OF LIABILITY

11.1 Indemnification.

(a)   To the fullest extent permitted by law, the Manager, Members, the partners, of any Member, if such Member or Member is organized as a partnership, the shareholders, directors and officers of any Member, if such Member or Member is organized as a corporation, the   controlling persons, attorneys and Certified Public Accountants and employees of any of the foregoing (herein referred to as "Indemnities") shall, in accordance with this Section 11.1 be indemnified and held harmless by the LLC from and against any and all loss, claims, damages, liabilities joint and several, expenses, judgments, fines, settlements and other amounts arising from any and all claims (including reasonable legal expenses), demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, by reason of their management of, or involvement in, the affairs of the LLC, or rendering of advice or consultation with respect thereto, or which relate to the LLC, its properties, business or affairs, if such Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in, or not opposed to, the best interests of the LLC, and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct of such Indemnitee was unlawful.   The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in, or not opposed to, the best interests of LLC or that the Indemnitee had reasonable cause to believe that the Indemnitee's conduct was unlawful (unless there has been a final adjudication in the proceeding that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the LLC; or that the Indemnitee did have reasonable cause to believe that the Indemnitee's conduct was unlawful).

(b)   The LLC may also indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the LLC to procure a judgment in its favor by reason of the fact that such Person is or was an officer, employee or agent of the LLC, against expenses actually or reasonably incurred by such Person in connection with the defense of settlement of such action, if such Person acted in good faith and in a manner such Person reasonably believed to be in, or not opposed to, the best interests of the LLC, except that indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable for misconduct in the performance of the Person's duty to the LLC only to the extent that the court in which such action or suit was brought, or another court of appropriate jurisdiction, determine upon application that, despite the adjunction of liability, but in view of all circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.   To the extent that the Person has been successful on the merits or otherwise in defense of any proceedings referred to herein, or in defense of any claim, issue or matter therein, the Person shall be indemnified by the LLC against expenses actually and reasonably incurred by the Person in connection therewith. Notwithstanding the foregoing, no Person shall be entitled to indemnification hereunder for any conduct arising from the gross negligence or willful misconduct of such Person or reckless disregard in the performance of its duties hereunder.

(c) Expenses (including attorneys' fees) incurred in defending any proceeding under Sections 11.1(a) or (b) may be paid by the LLC in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the Indemnitee or Person to repay such amount if it shall ultimately be determined that the Indemnitee or Person is not entitled to be indemnified by the LLC as authorized hereunder.

(d) The indemnification provided by this Section 11.1 shall not be deemed to be exclusive of any other rights to which any Person may be entitled under any agreement, or as a matter of law, or otherwise, both as to action in a Person's official capacity and to action in another capacity.

(e) The Members shall have power to purchase and maintain insurance on behalf of the LLC, the Members, officers, employees or agents of the LLC and any other Indemnities at the expense of the LLC, against any liability asserted against or incurred by them in such capacity whether or not the LLC would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

11.2 Limitation of Liability. Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the LLC shall be solely the debts, obligations and liabilities of the LLC; and no Member shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member of the LLC.

ARTICLE XII

TERMINATION

12.1 Termination. The LLC shall be dissolved, its assets disposed of and its affairs wound upon the first to occur of the following:

(a) the expiration of its stated term;
(b) the written consent of the Members;

(c) the death, Bankruptcy or dissolution of a member (a "Dissolution Event"), and the failure of Members that remain to consent to continue the business of the LLC within 90 days following the occurrence of any such event, pursuant to Section 12.2(a) below; or

(d) the entry of a decree of judicial dissolution under the Act.

12.2 Continuance of the LLC. Notwithstanding the foregoing provisions of the Section 12.1, upon the occurrence of a Dissolution Event, if there are at least one remaining Member, the remaining Member has the right to avoid dissolution of the LLC and elect to continue the business of the LLC on the same terms as this Agreement. Such right can be exercised by the vote of the Member to continue the business of the LLC within 90 days after the occurrence of a Dissolution Event. Expenses incurred in the continuance of the LLC shall be deemed expenses of the LLC.

12.3 Authority to Wind Up. The Members shall have all necessary power and authority required to marshall the assets of the LLC, to pay its creditors, to distribute assets and otherwise wind up the business and affairs of the LLC. In particular, the Members shall have the authority to continue to conduct the business and affairs of the LLC insofar as such continued operation remains consistent, in the judgment of the Members, with the orderly winding up of the LLC.

12.4 Winding Up and Certificate and Cancellation. The winding up of the LLC shall be completed when all debts, liabilities and obligations of the LLC have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the LLC have been distributed to the Members. Upon the completion of winding up of the LLC, a Certificate of Cancellation shall be filed with the California Secretary of State.

12.5 Distribution of Assets. Upon dissolution and winding up of the LLC, the affairs of the LLC shall be wound up and the LLC liquidated by the Members. The assets of the LLC shall be distributed as follows in accordance with the Act:

(i) to creditors of the LLC in the order of priority provided by law;

(ii) to Members and Dissociated Members for any amounts the LLC owes them, other than in respect of the net credit balance of their Capital Accounts; and

(iii) to the members in proportion to their ownership of Units.

ARTICLE XIII

DEFINITIONS

13.1 Definitions. The following terms shall have the meaning set forth for purposes of this Agreement.

(a) **"Accounting Period"** shall mean for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; provided however, that the first Accounting Period shall commence on the date of formation of the LLC and shall end on any date on which an Additional or Substituted Member is admitted to the LLC or a Member ceases to be a Member for any reason.

(b) **"Agreement"** shall mean this LLC Agreement as the same shall be the amended from time to time.

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(c)   **"Additional Member"** shall mean a Member admitted as a member after the date this Agreement becomes effective.

(d)   **"Assignee"** shall mean a transferee or a Permitted Transferee of a Units who has not been admitted as a Substitute Member.

(e)   **"Bankruptcy"** shall mean with respect to any Person that a petition shall have been filed by or against such Person as a "debtor" and the adjunction of such Person as a bankrupt under the provisions of the bankruptcy laws of the United States of America shall have commenced, or that such Person shall have made an assignment for the benefit of its creditors generally or a receiver shall have been appointed for substantially all of the property and assets of such Person.

(f)   **"Capital Contribution"** of a Member shall mean that amount of capital actually contributed by the Member to the LLC pursuant to Article III hereof.

(g)   **"Code"** shall mean the Internal Revenue Code of 1986, as amended.

(h)   **"Dissociated Member"** shall have the meaning given that term in Section 2.7 hereof.

(i)   **"Dissolution"** of a Member which is not a natural person shall mean that such Member has terminated its existence, whether partnership or corporate, wound up its affairs and dissolved; provided, however, that a change in the membership of any Member that is a general partnership shall not constitute "Dissolution" hereunder, whether or not the Member is deemed

technically dissolved for partnership law purposes so long as the business of the Member is continued.

(j)   **"Dissolution Event"** shall mean the death, expulsion, Bankruptcy, or dissolution of a Member, the occurrence of which terminates the Member's continued membership in the LLC and results in the dissolution of the LLC under the Act unless the Members agree otherwise pursuant to Section 12.2.

(k)   **"Fiscal Year"** shall mean the period from January 1 to December 31 of each year, or as otherwise required by law.

(l)   **"Incompetency"** of a person shall mean that such person shall have been judged incompetent or insane by a decree of a court or administrative tribunal of appropriate jurisdiction.

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(m) "**Members**" shall mean all Members, including Substitute Members, and Additional Members, but does not include Assignees.

(n) "**Net Income or Net Loss**" shall mean for any Accounting Period the amount computed as of the last day thereof of the net income or loss computed under generally accepted accounting principles.

(o) "**Permitted Transferee**" shall have the meaning given that term in Section 10.4 thereof.

(p) "**Permitted Transferee**" shall mean a natural person, partnership (whether general or limited and whether domestic or foreign), LLC, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

(q) "**Substitute Member**" shall mean an Assignee who has been admitted to all the rights of membership pursuant to this Agreement.

(r) "**Treasury Regulations**" means regulations issued pursuant to the Code.

ARTICLE XIV

MISCELLANEOUS

14.1 Amendment. This Agreement may be amended only with the consent of all of the Members.

14.2 Power of Attorney. By signing this Agreement, each Member designates and appoints the other Members as its or his true and lawful attorney, in his name, place and stead, to make, execute, sign and file such instruments, documents or certificates which may from time to time be required by the laws of the United States of American and the State of California and any political subdivision thereof or any other state or political subdivision in which the LLC shall do business to carry out the purposes of this Agreement, except where such action requires the express approval of the Members hereunder.   Such attorney is not hereby granted any authority on behalf of the undersigned Members to amend this Agreement except that as attorney for each of the undersigned Members, the Member shall have the authority to amend this Agreement and the LLC's Articles of Organization as may be required to give effect to the transactions below following any necessary approvals or consents of the Members:

(a)   Extensions of the term of the LLC;

(b)   Admissions of additional Members;

(c)   Transfer of a Member's Units;

(d)   Withdrawals or distributions; and

(e)   Contributions of additional capital.

Each Member shall provide to the other Members copies of all documents executed pursuant to the power of attorney contained in this Section 14.2.

14.3   Legends.   The certificates issued evidencing a Member's interest in the LLC, each such certificate shall bear a legend to the effect that the Units have not been registered under the Securities Act of 1933, as amended, and are subject to the restrictions on transferability and sale set forth in this Agreement and under the act.

14.4   Withholding Taxes.   In the event that the LLC is obligated to withhold and pay any taxes with respect to any Member, any tax required to be withheld may be withheld from any distribution otherwise payable to such Member, or in lieu thereof upon remittance to the appropriate tax authority may be charged to that Member's Capital Account as if the amount of such tax had ben distributed to such Member.

14.5   Further Assurances.   The parties agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the LLC created by this Agreement.

14.6   Binding Effect.   Subject to the restrictions on transfer set forth in Article X, this Agreement shall be binding on and inures to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

14.7   Governing Law.   This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

14.8   Entire Agreement.   This Agreement constitutes the entire agreement among the parties with respect to the subject matter herein.

14.9   Notices.   Any notice or other communication which one or more Members may desire to give to another Member, shall be in writing, and shall be deemed effectively given upon personal delivery or upon deposit in any United States mail box, by registered or certified mail, return receipt requested, or upon confirmed facsimile transmission, for delivery to such other Member.

        (a)   at the address or facsimile number shown in the records of the LLC; or

        (b)   at such other address or facsimile number as such Member may designate by fifteen (15) days' advance written notice to all other Members and the Member; provided that for notices given to a Member having an address outside the United States who has provided a telex address to the LLC, the Member shall also transmit a copy of such notice by Telex to the address so given.

    14.10 Effective Date.   This Agreement shall be deemed to be effective on   July 14, 2015.

    14.11 Counterparts.   This Agreement may be executed in one or more counterparts with the same force and effect as if each of the signatories had executed the same instrument.

    IN WITNESS WHEREOF, the parties hereto have executed this LLC Agreement as of the day and year first above written.

"MEMBERS"



By: _____
Crystal Knight, Member

EXHIBIT A

INITIAL MEMBERS

MEMBERS:	CONTRIBUTED	LLC UNITS ISSUED	%
Crystal Knight	100.00	10,000	100

AMENDMENT TO LLC OPERATING AGREEMENT

Of: Red Lilly Management, LLC

A Limited Liability Company established in California

We, the members of Red Lilly Management, LLC hereby resolve and confirm on February 28, 2019, 20__ the following:

1. Section Exhibit A of the current LLC operating agreement is amended to read:

Member:	Contributed:	LLC Units Issued:	%
Crystal Knight	$278,233	50,000	51%

2. All other sections of the attached current LLC operating agreement of Red Lilly Management, LLC LLC remain in full force and effect.

The undersigned have duly executed this LLC operating agreement amendment on the date first written above:

Member Name: Signature:

Crystal Knight